May 12, 2025

Rodrigo Barbosa
Chief Executive Officer
Aura Minerals Inc.
c/o Aura Technical Services Inc.
55 Giralda Avenue, Suite 06W102
Coral Gables, FL 33134

       Re: Aura Minerals Inc.
           Draft Registration Statement on Form F-1
           Submitted April 15, 2025
           CIK No. 0001468642
Dear Rodrigo Barbosa:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary
Competitive Strengths
Capital allocation focused on return on capital, page 6

1. Please revise to more specifically describe how you determined the internal rate of return for the projects identified with high IRRs on page 7.
Ability and commitment to deliver cash generation and high return on capital, page 8

2. We note the inclusion of information for 5 gold companies identified in note (1). As certain of the amounts appear to include non-IFRS measures, please include the following disclosure:
 May 12, 2025
Page 2

             Identify the measures presented are non-IFRS measures.
             Expand surrounding disclosure to explain why this information is useful and meaningful to an investor.
             Revise note (2) to clarify whether you were required to calculate any of the measures of the top 5 mining companies based on publicly available information.
             Explain that the non-IFRS measures of the top 5 mining companies may be calculated differently than your non-IFRS measures presented in this filing.
Our Corporate Structure, page 14

3. Please revise your corporate structure chart and the charts in your Industry section so that all information is legible.
Free Cash Flow and cash conversion, page 28

4. Given that Free Cash Flow is calculated using the non-IFRS measure of Adjusted
       Capex, please revise the label to Adjusted Free Cash Flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Questions 100.05 and
102.07 of the Non-
       GAAP Financial Measures Compliance and Disclosure Interpretations.
Risk Factors
Our holding company structure makes us dependent on the operations of our subsidiaries, page 45

5. We note your reference to potential restrictions on the ability of your operating subsidiaries to transfer funds to the Company. Please explain to us your consideration of presenting Parent-only financial statements in accordance with Rules 5-04 and 12-
       04 of Regulation S-X.
Holders of our common shares may not receive any dividends, page 53

6. We note you disclose that the declaration of dividends under the Dividend Policy is subject to the discretion of the Board, having regard to the limitations imposed by the solvency tests contained in your memorandum of association and articles of association and other requirements of applicable corporate law. We further note you disclose on page 58 that payment of dividends could be limited by covenants in debt instruments you enter into in the future and by your subsidiaries ability to pay dividends. Please expand your disclosure here and elsewhere to describe such limitations.
Use of Proceeds, page 57

7. Please revise your disclosure to more specifically identify the principal intended uses of the net proceeds from this offering and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.
 May 12, 2025
Page 3
Dividend and Dividend Policy, page 58

8. We note from your dividend policy that you intend to declare and pay dividends on a quarterly basis to be determined based on 20% of your estimated Adjusted EBITDA less sustaining and exploration capital expenditures. Please expand your disclosure here to address the following:

             Clearly indicate that although you expect to pay quarterly dividends, you are not obligated to do so and stockholders have no contractual or other legal right to dividends.
             Specify more clearly how you intend to prioritize and balance the payment of regular quarterly dividends versus expenditures on capital.
             Tell us whether your operating cash flows for 2024 would have supported your capital requirements, capital expenditure plans, and dividend payments if the new policy were applied for that period. If not, expand your disclosure to state this fact and quantify the deficient amount.

       In addition, we note you disclose on page F-63 that on November 4, 2024 you approved an amendment to your dividend policy, with the intention of declaring and paying dividends on a quarterly basis. Please state whether your dividend policy is reflected in any written policies of the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

9. We note your disclosure on page 69 in which you have disclosed Copper pounds produced ('000 Lb) for 2024 of 56,053, 2023 of 53,745 and 2022 of
50,768. Please tell
       us if these numbers are copper equivalent numbers and, if so, please relabel the row accordingly.
Liquidity and Capital Resources
Capital Expenditures, page 82

10. Please revise to describe your material cash requirements related to commitments for capital expenditures as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K. Industry, page 85

11. Please revise your disclosure to clearly identify the source of each statement, statistic, chart and graph regarding your market and industry by disclosing the author as well as the title and date of the publication.
 May 12, 2025
Page 4
Business, page 99

12. Please expand your material property disclosure to ensure the following is included with each material property, consistent with Item 1304(b) of Regulation
S-K:
          the location, accurate to within one mile, using an easily recognizable coordinate system.
          the mining method and processing method.
13. Please expand your summary resource and reserve tables and your individual property resource and reserve tables, to ensure the specific point of reference selected by the qualified person is included in each table, as required by Item 1303(b)(3)(v) and Item
      1304(d)(1) of Regulation S-K.
14. The tables listed on page 141 appear to be identical, rather than the ROM feed profile for 2024 and the feed profile from 2025 to 2028. Please advise.
15. Please revise the figures on page 162 to include a key that defines the colors and symbols on the figures.
16. It appears the table referenced at the bottom of page 173 has not been included in your filing. Please advise.
Customer Base, page 112

17. We note your largest clients, Auramet International LLC, Asahi Refining Inc. and
      Trafigura M xico, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in
2022). We
      further note you disclose on page 43 that if either of these customers delays any payments to you, reduces the volume of business they do with you or gives preference to other competitors, and you are not able to develop commercial relationships with other customers, this may have a material adverse effect on your business, financial condition, operating results and cash flow. Please revise to disclose all material terms of any agreements with these customers and file such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so. In this regard, we note you disclose you currently have an offtake agreement with Trafigura
      LLC and that in 2024 94% of the copper concentrate produced in Aranzazu was sold to Trafigura. Refer to Item 601(b) of Regulation S-K.
Our Suppliers, page 114

18. We note you disclose that you rely on third-party suppliers for a number of raw materials, such as water, electrical power, explosives, diesel and chemicals and cement, and for several activities, including executing your mine plan and conducting ore and waste extraction in all your operating business units, and these contracts are usually executed for a period of 3-5 years. We further note you disclose on page 33 that any material increases in the cost of raw materials, or your inability to source viable and economic alternative third party suppliers, could have a materially adverse effect on your results of operations or financial position. Please revise to describe the material terms of all material contracts with suppliers, and file such agreements as exhibit(s) to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.
 May 12, 2025
Page 5

Management, page 196

19. We note you disclose that except for Paulo Carlos de Brito and Paulo Carlos de Brito
       Filho, none of the members of your board of directors, or of your board of executive officers, have any family relationships with each other, or with any other members of our senior management. Please discuss the nature of the family relationship between
       Messers. Brito and Filho. Refer to Item 6.A of Form 20-F.

Related Party Transactions, page 207

20. We note you disclose that the "agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto." However, we are unable to locate such agreements. Please file the agreements as exhibits to the registration statement.
Principal and Selling Shareholders, page 208

21. Please disclose the portion of each class of securities held in the United States, and the number of record holders located in the United States. Refer to Item 7.A.2 of Form
       20-F.
22. Please revise your principal and selling shareholders table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Kapitalo.
Index to Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Summary of Material Accounting Policies
(d) Revenue recognition, page F-13

23. Please tell us where you have addressed the following policy disclosure requirements or revise your disclosure as necessary:

             Significant payment terms associated with your performance obligations (IFRS
           15.119(b)).
             Information necessary to understand your remaining performance obligations
           (IFRS 15.120-122).
             How you determine the timing of satisfaction of performance obligations (IFRS
           15.124-125).
             Information about the methods, inputs and assumptions used in determining the transaction price and the amounts allocated to performance obligations (IFRS
           15.126).
(j) Asset acquisition, page F-18

24. We note from your accounting policy disclosure that you would recognize a previously held equity interest in an asset acquisition at fair value and record any resulting gain or loss in profit or loss or OCI. We also note from disclosure on page F-
 May 12, 2025
Page 6

       37 that you recorded a gain of $5,505 in 2023 related to your acquisition of the 20%
       interest from Dundee of Borborema Inc. and from disclosure on page F- 71 that you expect to recognize a gain or loss when completing the acquisition of the remaining interest in Bluestone subsequent to December 31, 2024. Given that asset acquisitions do not typically result in a gain or loss, please provide us with the authoritative literature you relied upon to support your accounting policy.
Item 8. Exhibits and Financial Statement Schedules.
96.5 & 96.6, page II-2

25.    Please file your technical report summaries for the Matup   Gold Project
and the
       Minosa Mine.
96.3, page II-2

26. We are unable to reconcile the reserve and resource numbers in your October 31,
       2023 Apoena Mine technical report summary to the reserve and resource numbers in your Form F-1 filing. Please provide us with a reconciliation.
27. Additionally we note the disclosure on page 152 of your Form F-1 filing that proven and probable reserve ounces have a net 69,000 addition. Please tell us if this is a material change from your October 31, 2023 Apoena Mine technical report summary and if you will be filing an updated technical report consistent with
Item 1304(f) of
       Regulation S-K.
Exhibits

28. Please file all material agreements as exhibits to your registration statement, including your material financing agreements and Omnibus Incentive Plan. Refer to
Item 601(b)
       of Regulation S-K.
General

29. We note you disclose on page 43 that Northwestern, a company controlled by your chairman of the Board, has the power to exercise significant influence over matters requiring shareholder approval. Please tell us whether you will be a "controlled company" within the meaning of the Nasdaq corporate governance rules and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, disclose on your prospectus cover page and in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include risk factor disclosure that discusses the effect, risks and uncertainties of being a controlled company.
30. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. May 12, 2025
Page 7

        Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-3717
if you have questions regarding comments on the financial statements and related matters.
You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Manuel Garciadiaz